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July 17, 2013

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alere Inc.
DFAN14A filed July 11, 2013
Filed by Coppersmith Capital Management, LLC et al
File No. 001-16789

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 12, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Coppersmith Capital Management, LLC, together with the other participants in its solicitation (collectively, “Coppersmith”) and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Exhibit 1 – Investor Presentation by Coppersmith Capital Management

1.
Rule 14a-9 prohibits false or misleading statement in soliciting materials. The Note to Rule 14a-9 specifically lists as an example of a potentially false or misleading statement “[p]redictions as to specific future market values.” The investor presentation filed as additional soliciting materials on July 11, 2013 contains specific predications concerning the future stock price of Alere if your nominees are elected and their recommended “action plan” can be effectuated. Specifically, your materials state “we believe these actions if properly implemented have the potential to generate a stock price of $43 to $58.” In the following sentence, you project stock price appreciation from the closing price of Alere’s common stock on June 28, 2013 of 74% to 136%. We believe these projections of future value may implicate Rule 14a-9. If you do not agree, please explain why in your response letter. Alternatively, revise to address and tell us how you intend to disseminate this revised disclosure. Please avoid similar statements in future soliciting materials.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that Coppersmith does not believe that its reference to a broad range of potential stock appreciation in the event that its strategic plan is successfully implemented constitutes “[p]redictions as to specific future market values” in violation of Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 17, 2013

Coppersmith has not cited a fixed price at which it predicts Alere stock will trade at some time in the future.  Instead, Coppersmith has attempted to illustrate the potential for value creation if the strategic initiatives it proposes are successfully implemented at what it believes are industry multiple ranges of EBITDA.  To best illustrate this, Coppersmith has provided a broad range of potential equity valuations that are conditional upon the successful execution of its strategic plan, assuming industry multiples for EBITDA.

Coppersmith has clearly indicated that such potential stock appreciation reflects its good faith opinion and belief and is based on a reasonable basis that has been thoroughly explained to the investment public in Coppersmith’s filings with the Commission.  The Commission has historically allowed the use of specific valuations when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.  See SEC Release No. 34-16833 (May 23, 1980), 1980 WL 19232 (“[T]he inclusion by the management or opposition of such valuation in its proxy soliciting material is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.”).  Coppersmith has detailed its strategic plan in the “Reasons for the Solicitation” section of its Proxy Statement, its three comprehensive public letters and its investment presentation, all of which have been filed with the Commission.  Each of these public materials lays out in detail Coppersmith’s in-depth financial analysis, well-substantiated conclusions and ample support from a variety of sources, including the Company’s own public disclosure, that provide reasonable basis for Coppersmith’s belief that its proposed plan can generate the specified increase in the value of Alere’s stock.

Accordingly, Coppersmith believes that its disclosure is not misleading to shareholders and, in fact, will help investors benefit from the exhaustive research and financial analysis Coppersmith has performed and form a better understanding of the potential for value-creation if Coppersmith’s strategic plan is successfully implemented.

Notwithstanding the foregoing, in any future solicitation materials, Coppersmith will clearly designate any use of price ranges as not representing a prediction of future market value and will specify that the ranges are merely its calculations of the potential prices assuming industry multiple ranges of sales and/or earnings.

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The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky